SILVERCREST METALS INC.

Voting Results for Annual General Meeting of Shareholders

of SilverCrest Metals Inc. (the "Company")

Held on June 15, 2020 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	64,752,074
Total outstanding Shares as at Record Date	108,531,349
Total % of Shares Voted	59.66%

1. Election of Directors

The following six nominees were elected to serve as directors of the Company until the earlier of the Company's next Annual General Meeting or until their successors are duly elected or appointed:

Vote by show of hands
Directors	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy
N. Eric Fier	44,744,974 (99.67%)	147,778 (0.33%)
Ross O. Glanville	41,845,159 (93.21%)	3,047,593 (6.79%)
Ani Markova	44,736,402 (99.65%)	156,350 (0.35%)
Hannes P. Portmann	41,825,951 (93.17%)	3,066,801 (6.83%)
Graham C. Thody	44,235,902 (98.54%)	656,850 (1.46%)
John H. Wright	41,128,740 (91.62%)	3,764,012 (8.38%)

2. Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed auditor of the Company.